8000 Bent Branch Drive

Irving, TX 75063

972 409.1300

July 21, 2017

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC  20549

Re:                             Comment Letter Dated June 26, 2017

The Michaels Companies, Inc.
Form 10-K for the Fiscal Year Ended January 28, 2017
Filed March 7, 2017

Form 8-K filed January 24, 2017
File No. 001-36501

Dear Mr. Thompson:

On behalf of The Michaels Companies, Inc., a Delaware Corporation (the “Company”), please find below the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated June 26, 2017 (the “Comment Letter”) relating to the Company’s Form 10-K for the Fiscal Year Ended January 28, 2017, filed with the Commission on March 7, 2017 (the “Form 10-K”) and the Company’s Form 8-K filed January 24, 2017 (the “Form 8-K”) (File No. 001-36501).

For reference purposes, the comments set out in the Comment Letter are reproduced in bold in this letter and the corresponding responses of the Company are shown below each comment.

Form 10-K for the Fiscal Year Ended January 28, 2017

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.              We note comparable store sales include e-commerce sales. Please tell us the amount of e-commerce sales for the periods presented and your consideration of disclosing and discussing such amounts.

RESPONSE:

E-commerce sales totaled $53.5 million in fiscal 2016, $32.1 million in fiscal 2015 and $20.9 million in fiscal 2014 (the first year of our e-commerce business).  Fiscal 2016 includes $6.1 million of Lamrite e-commerce sales, which were not included in comparable store sales until February 2017, a year after the acquisition. E-commerce sales were approximately 1% of total sales and comparable store sales in fiscal 2016.  In addition, comparable store sales as reported and excluding e-commerce sales were as follows for fiscal 2016 and fiscal 2015:

	2016	2015
Comparable store sales as disclosed in the 10K	(0.5)%	1.8%
Comparable store sales excluding e-commerce	(0.8)%	1.5%

We do not believe that separate information regarding e-commerce sales during the periods presented was necessary to understand our financial condition, changes in financial condition and results of operations and, therefore, was not required.  However, we will continue to evaluate the materiality of e-commerce sales in the future and consider whether disclosure is required based on both qualitative and quantitative factors.

Non-GAAP Measures, page 37

2.              Reference is made to your disclosure of EBITDA (excluding losses on early extinguishment of debt and refinancing costs) and our comment below regarding the presentation of only one measure of segment profit or loss. Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA). Considering this prohibition and your response to our comment below, please tell us whether your will present this non-GAAP measure in future filings and if so, why it is not prohibited.

RESPONSE:

We considered the guidance in Question 102.09 of the Compliance and Disclosure Interpretations updated on May 17, 2016 in determining if presentation of this non-GAAP measure is appropriate. Management’s Discussion and Analysis requires disclosure of material items affecting liquidity. As total outstanding debt under the Amended Term Loan Credit Facility was $2,263.5 million (58.9% of total liabilities) and availability under the Amended Revolving Credit Facility was $735.5 million as of January 28, 2017, we believe our credit facilities are material agreements and the related financial covenants are material terms of those agreements.

As disclosed on page 37 of our Form 10-K, we presented EBITDA (excluding losses on early extinguishments of debt and refinancing costs) and Adjusted EBITDA to provide investors with additional information to evaluate our operating performance and our ability to service our debt.  Adjusted EBITDA is a required non-GAAP measure under key debt agreements and is used in the calculations of fixed charge coverage and leverage ratios, which under certain circumstances determine mandatory repayment or maintenance covenants and may restrict the Company’s ability to make certain payments (characterized as restricted payments), investments (including acquisitions) and debt repayments.  As a result, we believe the information related to these covenants is material to an investor’s understanding of the Company’s financial condition and liquidity.

However, in light of the staff’s comment and in consideration of question 4 below, we will no longer present EBITDA (excluding losses on early extinguishment of debt and refinancing costs) as an operating performance measure. In future filings, we will present losses on early extinguishments of debt and refinancing costs below EBITDA as an adjustment to reconcile to Adjusted EBITDA. The new disclosure will be as follows (in thousands):

	Fiscal Year
	2017	2016
Net cash provided by operating activities	$564,417	$504,047
Depreciation and amortization	(115,801)	(114,756)
Share-based compensation	(16,506)	(15,064)
Debt issuance costs amortization	(6,583)	(8,467)
Accretion of long-term debt, net	334	150
Deferred income taxes	(4,570)	(8,611)
Losses on early extinguishments of debt and refinancing costs	(7,292)	(8,485)
Losses (gains) on disposition of property and equipment	(120)	25
Excess tax benefits from share-based compensation	10,027	14,507
Changes in assets and liabilities	(45,747)	(434)
Net income	378,159	362,912
Interest expense	126,270	139,405
Provision for income taxes	203,614	209,208
Depreciation and amortization	115,801	114,756
Interest income	(820)	(615)
EBITDA	823,024	825,666
Adjustments:
Losses on early extinguishments of debt and refinancing costs	7,292	8,485
Share-based compensation	16,506	15,064
Severance costs	6,113	2,733
Store pre-opening costs	4,554	4,858
Store remodel costs	895	4,554
Foreign currency transaction (gains) losses	667	579
Store closing costs	2,877	(104)
Integration costs	7,390	—
Other	3,382	4,336
Adjusted EBITDA	$872,700	$866,171

Consolidated Financial Statements

Notes to Consolidated Financial Statements

12. Segments and Geographic Information, page F-29

3.              We note that Darice does not meet the materiality criteria in ASC 280 and, therefore, is not disclosed as a reportable segment. We also note that all quantitative segment disclosures provided include Darice’s financial information. Please tell us your consideration of providing quantitative segment disclosure pursuant to ASC 280 for your one reportable segment with information about Darice disclosed in an all other category separate from other reconciling items in the reconciliations required by ASC 280-10-50-30 through 50-31.

RESPONSE:

We considered whether or not to disclose Darice in the Other category as required by ASC 280-10-50-30 and concluded this additional disclosure would not be material to the users of the financial statements.  In fiscal 2016, Darice’s total revenue (including intersegment sales) was $150.8 million, or 2.9%, of total consolidated revenues, gross profit was $28.0 million, or 1.4%, of consolidated gross profit and operating income was $1.9 million, or 0.3%, of consolidated operating income.  As a result, we concluded that a combined presentation with our existing reportable segment would not be misleading to our financial statement users. We will continue to monitor the materiality of the Other category and will present additional disclosures in our consolidated financial statements if such amounts become material.

4.              We note that your chief operating decision makers evaluate historical operating performance and forecast future periods’ operating performance based on operating income and EBITDA (excluding losses on early extinguishments of debt and refinancing costs). If the chief operating decision maker uses more than one measure of a segment’s profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-28. Please tell us your consideration of disclosing only operating income as your measure of segment profit or loss.

RESPONSE:

As disclosed in the Form 10-K, the chief operating decision maker evaluates operating performance based on operating income and EBITDA (excluding losses on early extinguishments of debt and refinancing costs). Prior to the initial public offering (“IPO”) in June 2014, the primary measure used by the chief operating decision maker to evaluate operating performance was EBITDA (excluding losses on early extinguishment of debt and refinancing costs).  Subsequent to the IPO, the chief operating decision maker also began to use operating income as a key measure to evaluate operating performance.  Since operating income is the measure that is most consistent with the corresponding amount in our consolidated financial statements, we agree that it is a required disclosure.  However, as a result of only having one reportable segment, the operating income disclosure required for segment reporting is the same as operating income included in our consolidated statement of comprehensive income and, therefore, we do not believe additional disclosure in the footnotes is required.  We have continued to disclose EBITDA (excluding losses on early extinguishment of debt and refinancing costs) as it has historically been an important performance measure. However, in recognition of this guidance, we will remove this disclosure in future filings.

Form 8-K filed January 24, 2017

Exhibit 99.1

5.              Reference is made to the non-GAAP measure expected fourth quarter adjusted diluted earnings per common share. In future filings, please also present the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP); and provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure and the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Rule 100(a) of Regulation G.

RESPONSE:

In future filings, when referencing expected adjusted diluted earnings per share, the Company will present a reconciliation (by schedule or other clearly understandable method), which will be quantitative, to the extent available without unreasonable efforts, of the differences between adjusted diluted earnings per share to the most comparable financial measure calculated and presented in accordance with GAAP.

As requested, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this letter or require any further information, please call the undersigned at (972) 409-1527.

Very truly yours,

/s/ Denise A. Paulonis
Denise A. Paulonis
Executive Vice President & Chief Financial Officer
(Principal Financial Officer)

cc:                                James E. Sullivan, Chief Accounting Officer & Controller

Navin Rao, Vice President  -  Assistant General Counsel &
Chief Compliance Officer

Joel F. Freedman, Ropes & Gray, LLP